Mail Stop 6010

February 4, 2008

Mr. Carl Spana, Ph.D.
President and Chief Executive Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, NJ 08512

>   **Re: Palatin Technologies, Inc.**
>   **Form 10-K for Fiscal Year ended June 30, 2007**
>   **Filed September 13, 2007**
>   **File No. 1-15543**

Dear Mr. Spana:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2007

Item 1. Business

Patents and Proprietary Information, page 6

1. We note your disclosure that you own issued patents relating to Bremelanotide and NeutroSpec, and that you license certain patents relating to compounds and methods of treatment for sexual dysfunction. Please expand your disclosure to describe the nature of these patents and their duration, as required by Item 101 (c)(1)(iv) of Regulation S-K.

<u>Item 15. Exhibits and Financial Statement Schedules</u>

2. We note the following agreements have been described but not filed as exhibits:
   - Exclusive license agreement with The Wistar Institute of Biology and Anatomy;
   - License agreement with Competitive Technologies, Inc.

   Please file these agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K. Please note that if these agreements were filed previously, you may amend your Form 10-K to incorporate the previously-filed agreement by reference.

   *   *   *   *   *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated

Mr. Carl Spana
Palatin Technologies, Inc.
February 4, 2008
Page 3

by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202)
551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director